UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.
(Amendment No. 5)

PETROHAWK ENERGY CORPORATION
(Name of Subject Company (Issuer))

NORTH AMERICA HOLDINGS II INC.
a wholly owned subsidiary of

BHP BILLITON PETROLEUM (NORTH AMERICA) INC.
a wholly owned subsidiary of

BHP BILLITON LIMITED
(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

716495106
(CUSIP Number of Class of Securities)

Kirsten Gray
Vice President Group Legal
BHP Billiton Limited
180 Lonsdale Street
Melbourne Victoria 3000
Australia
+61 1300 55 47 57
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

James C. Morphy
Krishna Veeraraghavan
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$12,158,162,297	$1,411,563

*	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation is equal to the sum of (a) an amount equal to $38.75, the per share tender offer price, multiplied by the sum of 303,892,075, the number of shares of common stock issued and outstanding (including 2,227,908 shares of restricted stock), plus (b) an amount equal to 9,866,952, the number of shares of common stock that were reserved for issuance pursuant to stock option and stock appreciation rights plans, multiplied by $38.75. No shares of common stock were held by the issuer in its treasury. The foregoing share figures have been provided by the issuer to the offerors and are as of July 15, 2011, the most recent practicable date.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.0001161.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,411,563	Filing Party:	Purchaser, Parent and BHP Billiton Limited (each as defined below)
Form or Registration No.:	Schedule To	Date Filed:	July 25, 2011

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 5 (this “Amendment”) amends and supplements Items 1, 3, 6, 7, 9, 11 and 12 in the Tender Offer Statement on Schedule TO, filed on July 25, 2011 with the Securities and Exchange Commission by BHP Billiton Limited, a corporation organized under the laws of Victoria, Australia (“BHP Billiton Limited”), BHP Billiton Petroleum (North America) Inc., a Delaware corporation (“Parent”) and a wholly owned subsidiary of BHP Billiton Limited, and North America Holdings II Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Parent, as amended on July 27, 2011, July 28, 2011, August 10, 2011 and August 15, 2011 (as amended, the “Schedule TO”).

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1, 3, 6, 7, 9 and 11.	Summary Term Sheet; Identity and Background of Filing Person; Purposes of the Transaction and Plans or Proposals; Source and Amount of Funds or Other Consideration; Persons/Assets, Retained, Employed, Compensated or Used; and Additional Information.

The section of the Offer to Purchase entitled “Summary Term Sheet — What are the most significant conditions to the Offer?” is hereby amended and supplemented by adding the following at the end thereof:

On August 17, 2011, BHP Billiton Limited and Petrohawk received notice from CFIUS that CFIUS has concluded that there are no national security issues of concern in relation to the transactions contemplated by the Merger Agreement, including the Offer. On August 17, 2011, BHP Billiton and Petrohawk issued a joint press release announcing receipt of the notice from CFIUS, a copy of which is filed as Exhibit (a)(5)(A) to the Schedule TO and is incorporated herein by reference.

The section of the Offer to Purchase entitled “Summary Term Sheet — Do you have the financial resources to pay for all Shares?” is hereby amended by replacing the last sentence thereof to read as follows:

BHP Billiton Limited expects to fund such cash requirements from its available cash, borrowings under the New Facilities (as defined in Section 9 — “Source and Amount of Funds”) and/or borrowings under other existing funding arrangements, including its U.S. commercial paper program.

Items 6 and 7.	Purposes of the Transaction and Plans or Proposals; and Source and Amount of Funds or Other Consideration.

The last sentence of the second paragraph in the section of the Offer to Purchase entitled “Source and Amount of Funds” is hereby amended and restated in its entirety to read as follows:

BHP Billiton Limited expects to fund such cash requirements from its available cash, borrowings under the New Facilities (as defined below) and/or borrowings under other existing funding arrangements, including its U.S. commercial paper program.

The section of the Offer to Purchase entitled “Source and Amount of Funds” is hereby amended and supplemented by adding the following paragraphs immediately preceding the last paragraph thereof:

On August 18, 2011, BHP Billiton Limited, BHP Billiton Plc, BHP Billiton Finance Limited and BHP Billiton Finance Plc entered into a new unsecured multicurrency term and revolving facilities and subscription agreement (the “New Facilities Agreement”) with Australia and New Zealand Banking Group Limited (ABN 11 005 357 522), Banco Bilbao Vizcaya Argentaria, S.A., London Branch, Abbey National Treasury Services Plc (Trading as Santander Global Banking & Markets), The Bank of Tokyo-Mitsubishi UFJ, Ltd., Barclays Bank PLC, BNP Paribas, Canadian Imperial Bank of Commerce, London Branch, Commonwealth Bank of Australia Sydney — OBU, Crédit Agricole Corporate and Investment Bank, ING Bank N.V., Intesa Sanpaolo S.p.A., London Branch, JPMorgan Chase Bank, N.A., Lloyds TSB Bank plc, Mizuho Corporate Bank, Ltd, National Australia Bank Limited (ABN 12 004 044 937), Scotiabank Europe plc, Société Générale, Standard Chartered Bank, Sumitomo Mitsui Banking Corporation, The Royal Bank of Scotland plc, The Toronto-Dominion Bank, UBS AG, London Branch, UniCredit Bank AG, London Branch, Westpac Banking Corporation acting for itself and through its Offshore Banking Unit as original lenders (the “Lenders”). The New Facilities Agreement provides for two credit facilities (the “New Facilities”) in an aggregate amount of $7.5 billion as follows: (i) a $5 billion 364-day term loan facility, and (ii) a $2.5 billion 364-day multicurrency revolving loan facility, incorporating a $1 billion U.S. dollar and euro swingline facility. Loans drawn down under the New Facilities (other than swingline loans) will bear interest at a rate per annum equal to the sum of (i) LIBOR, or in the case of any loans denominated in euro, EURIBOR, plus (ii) a margin of 0.50% per annum and (iii) mandatory costs (if any). The margin payable under the New Facilities will increase to (i) 0.70% per annum on and with effect from the day after the date falling four months after the date of the New Facilities Agreement, and (ii) 0.90% per annum on and with effect from the day after the date falling eight months after the date of the New Facilities Agreement.

The New Facilities Agreement contains representations and warranties, covenants and events of default that are customary for credit facilities of this type, certain of which have applicable qualifications or carve-outs. The covenants include certain requirements either to remedy or obtain waivers of defaults arising under the financial indebtedness of Petrohawk or to refinance or terminate any such financial indebtedness and, among other matters, place certain restrictions on the ability of the BHP Billiton Group to dispose of its assets, to create or have outstanding liens over its assets or incur financial indebtedness in BHP Billiton subsidiaries. The New Facilities Agreement also contains a net borrowing to EBITDA financial covenant.

Under the terms of the New Facilities Agreement, the BHP Billiton Group is required to use certain cash proceeds arising from certain disposals, debt issuances or equity issuances, subject to certain exceptions and thresholds, to prepay or cancel the New Facilities.

The ability to draw down under the New Facilities is subject to certain conditions being met on the date of drawdown, including, among other things, delivery of documentation setting out the material terms applicable to the Offer and the Merger, the accuracy in all material aspects of certain representations and warranties required to be made or repeated by members of the BHP Billiton Group that are parties to the New Facilities Agreement and the absence of potential or existing events of default.

A copy of the New Facilities Agreement is filed as Exhibit (b)(1) to the Schedule TO. Reference is made to such Exhibit for a more complete description of the terms and conditions of the New Facilities Agreement, and the foregoing summary of such terms and conditions is qualified in its entirety by such exhibit.

Item 11.	Additional Information.

The last two sentences of the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals — CFIUS” are hereby amended and restated in their entirety to read as follows:

On August 17, 2011, BHP Billiton Limited and Petrohawk received notice from CFIUS that CFIUS has concluded that there are no national security issues of concern in relation to the transactions contemplated by the Merger Agreement, including the Offer. On August 17, 2011, BHP Billiton and Petrohawk issued a joint press release announcing receipt of the notice from CFIUS, a copy of which is filed as Exhibit (a)(5)(A) to the Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(A)	Joint Press Release, issued by BHP Billiton and Petrohawk, dated August 17, 2011
(b)(1)	New Facilities Agreement, dated as of August 18, 2011, by and among BHP Billiton Limited, BHP Billiton Plc, BHP Billiton Finance Limited, BHP Billiton Finance Plc and the Lenders

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

NORTH AMERICA HOLDINGS II INC.

By:	/s/ David Powell
Name:   David Powell
Title:     Vice President

BHP BILLITON PETROLEUM (NORTH AMERICA) INC.

By:	/s/ David Powell
Name:   David Powell
Title:     Vice President

BHP BILLITON LIMITED

By:	/s/ David A. Williamson
Name:   David A. Williamson
Title:     Head of Group Legal and Chief
              Compliance Officer

Dated: August 18, 2011

EXHIBIT INDEX

Exhibit
No.	Description

(a)(1)(A)	Offer to Purchase, dated July 25, 2011*
(a)(1)(B)	Letter of Transmittal*
(a)(1)(C)	Notice of Guaranteed Delivery*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on July 25, 2011*
(a)(1)(G)	Joint Press Release issued by BHP Billiton and Petrohawk dated July 15, 2011 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by BHP Billiton Limited, Parent and Purchaser with the Securities and Exchange Commission on July 15, 2011)*
(a)(1)(H)	Presentation (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by BHP Billiton Limited, Parent and Purchaser with the Securities and Exchange Commission on July 15, 2011)*
(a)(1)(I)	Transcript of Investor Briefing Teleconference (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by BHP Billiton Limited, Parent and Purchaser with the Securities and Exchange Commission on July 15, 2011)*
(a)(1)(J)	Transcript of Media Briefing Teleconference (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by BHP Billiton Limited, Parent and Purchaser with the Securities and Exchange Commission on July 15, 2011)*
(a)(1)(K)	Joint Press Release issued by BHP Billiton and Petrohawk dated July 25, 2011*
(a)(5)(A)	Joint Press Release, issued by BHP Billiton and Petrohawk, dated August 17, 2011
(b)(1)	New Facilities Agreement, dated as of August 18, 2011, by and among BHP Billiton Limited, BHP Billiton Plc, BHP Billiton Finance Limited, BHP Billiton Finance Plc and the Lenders
(d)(1)	Agreement and Plan of Merger, dated as of July 14, 2011, by and among BHP Billiton Limited, Parent, Purchaser and Petrohawk (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by BHP Billiton Limited, Parent and Purchaser with the Securities and Exchange Commission on July 15, 2011)*
(d)(2)	Executive Retention Agreement, dated as of July 14, 2011, between Petrohawk and Floyd Wilson (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Petrohawk on July 20, 2011)*
(d)(3)	Form of Executive Retention Agreement between Petrohawk and the 90 Day Executive (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Petrohawk on July 20, 2011)*
(d)(4)	Form of Executive Retention Agreement between Petrohawk and the 180 Day Executive (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Petrohawk on July 20, 2011)*
(d)(5)	Form of Executive Retention Agreement between Petrohawk and the 2014 Executives (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Petrohawk on July 20, 2011)*
(d)(6)	Form of Executive Retention Agreement between Petrohawk and the 2012 Executives (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Petrohawk on July 20, 2011)*
(g)	Not applicable
(h)	Not applicable

*	Previously filed